FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
L5T 3A3

Item 2 Date of Material Change

August 5, 2004

Item 3 News Release

A news release in respect of a material change was issued in Mississauga, Ontario over CCNMatthews news wire service on August 5, 2004. A copy of the news release is attached.

Item 4 Summary of Material Change

On August 5, 2004, CFM Corporation announced it will not achieve annual earnings guidance and is negotiating amendments to its debt facilities.

Item 5 Full Description of Material Change

On August 5, 2004, CFM Corporation (“CFM”) announced that as a result of the decreased earnings in the third quarter as well as increases in steel costs and continuing infrastructure spending required to support growth, which CFM expects to incur in the fourth quarter, CFM will not achieve its previously issued earning expectations for the fiscal year ended October 2, 2004.

The Company also announced that the agreements governing its senior unsecured notes and bank credit facilities contain covenants requiring the Company to maintain a ratio of consolidated funded debt to consolidated EBITDA for the trailing twelve month period below certain specified levels. As a result of the restructuring costs incurred during the current fiscal year, the Company did not comply with these covenants as of the end of the third quarter. The Company and its banking syndicate, as well as the holders of the senior unsecured notes, are in the process of negotiating certain amendments to the applicable agreements to increase the specified thresholds, effective the end of the third quarter in order to cure this non-compliance.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary
Tel: (905) 670-7777

Item 9 Date of Report

August 10, 2004

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSE

CFM CORPORATION ANNOUNCES
RESULTS FOR THE 3rd QUARTER OF FISCAL YEAR 2004

MISSISSAUGA, ONTARIO – August 5, 2004 – CFM Corporation (“CFM”) announced today its financial results for the third quarter ended June 26, 2004.

•   Sales were $119.4 million for the quarter
       o  Hearth product sales up 20%
•   Net income before restructuring costs of $4.0 million or $0.10 per share
•   Significant incremental product placement in excess of $100 million for 2005 secured with key customers
•   CFM will not achieve annual earnings guidanceo
•   Company negotiating amendments to its debt facilities

Financial Highlights

                                   Three Months Ended      Nine Months Ended
(US$millions, except per share       June 26,    June 28,    June 26,    June 28,
amounts)                              2004         2003        2004        2003
                                  _______________________________________________________

Net sales                            119.4        122.9       348.1       335.8
Gross profit                          30.7         32.0        89.7        93.3
Net income                            (0.5)         7.3         3.8        20.7
Earnings per share                   (0.01)        0.18        0.10        0.51
Earnings     per    share    before   0.10         0.18        0.32        0.51
restructuring costs*
EBITDA before restructuring costs     10.6         15.4        33.6        43.1
(see enclosed definition)

*Net income before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period. Earnings per share before restructuring costs has been determined by dividing net income before restructuring costs by the average number of shares outstanding during such period. Net income before restructuring costs and earnings per share before restructuring costs, are presented as a measure of the normal operating performance of the Company. A reconciliation of net income before restructuring costs and earnings per share before restructuring costs to net income and earnings per share is as follows:

                                         Three Months Ended   Nine Months Ended
                                           June 26, 2004        June 28, 2003
                                         _____________________________________________
                                          Earnings    EPS       Earnings     EPS

 Net income                                (0.5)     (0.01)       7.3       0.18

 Restructuring costs                        7.5       0.19        ___        ___

 Income tax related to restructuring costs (3.0)     (0.08)       ___        ___
                                         _____________________________________________
 Net income before restructuring costs      4.0       0.10        7.3       0.18
                                         _____________________________________________

Net income before restructuring costs and earnings per share before restructuring costs are not recognized as measures for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as net income before restructuring costs and earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers.

Operating Highlights

Sales for the third quarter were $119.4 million, a decrease of 3% from $122.9 million in the third quarter last year. This brings year to date sales for the nine months ended June 26, 2004 to $348.1 million, which is up 4% from $335.8 million in the first nine months of fiscal 2003. Net income before restructuring costs* was $4.0 million for the quarter or $0.10 per share, a decrease of $3.3 million or $0.08 per share over the corresponding period in fiscal 2003. Restructuring costs incurred in the quarter reduced this to a net loss of $0.5 million or a loss per share of $0.01 down from net income of $7.3 million or earnings per share (“EPS”) of $0.18 in last year’s third quarter. For the nine months ended June 26, 2004, net income was $3.8 million ($0.10 per share) compared to $20.7 million ($0.51 per share) in the first nine months of fiscal 2003.

“While the Company’s current results have been disappointing, the positive results of our restructuring initiatives and incremental product placement for 2005 will provide stronger results in the future”, said Colin Adamson, Chairman and Chief Executive Officer.

Sales by Product Category

                               Three Months Ended     Nine Months Ended
($millions)                     June 26,  June 28,    June 26,   June 28,
                                  2004      2003        2004       2003
                              ______________________________________________
Hearth and Heating Products       65.5      54.6       233.4      199.7
Barbeque and Outdoor Products     50.5      63.9       105.9      128.5
Water Products                     3.4       4.4         8.8        7.6
                              ______________________________________________
                                 119.4     122.9       348.1      335.8
                              ______________________________________________
                              ______________________________________________

Sales of hearth and heating products were $65.5 million in the quarter, an increase of $10.9 million or 20% from the third quarter of the prior year. Strong sales to the new home construction sector plus strong early season sales to specialty retail dealers and distributors, and incremental sales of fireplaces and stoves from the acquisition of Temco Fireplace Products and Century Heating Products, contributed to the strong sales performance. In addition, a lower level of excess, end of season product returns from certain mass merchant retail customers that was experienced in the third quarter of fiscal 2003, also contributed to the year over year increase. For the nine months ended June 26, 2004, hearth and heating sales were $233.4 million, an increase of 17% or $33.7 million from the first nine months of fiscal 2003.

Sales of barbecue and outdoor products were $50.5 million in the quarter, a decrease of $13.4 million or 21% from the third quarter of last year due to reduced sales of some mid and low-priced barbeques at certain mass merchant retailers. On a year to date basis, sales of barbeque and outdoor products were $105.9 million compared to $128.5 million in the first nine months of the prior year.

Sales of water products decreased 23% to $3.4 million in the quarter when compared to the same quarter a year ago due principally to the timing of shipments. Sales of water products for the nine months ended June 26, 2004 were $ 8.8 million, up 16% from the first nine months of fiscal 2003.

Gross Profit

Gross profit for the quarter ended June 26, 2004 was $30.7 million, a decrease of $1.3 million or 4% from $32.0 million in the third quarter of 2003. As a percentage of sales, gross profit was 25.7% compared to the prior year of 26.1%. Improvement in manufacturing efficiencies at the Company’s barbeque manufacturing facility in Mississauga, Ontario increased margins in the quarter. However, this was more than offset by the negative impact of the stronger Canadian dollar relative to the U.S. dollar in 2004 which resulted in higher costs for Canadian manufactured product in the quarter compared to the prior year. In addition, higher distribution costs in the third quarter due to increased freight from the Company’s Mexican facility and higher freight costs generally, as well as a higher mix of sales of lower margin barbeque grill products, also reduced gross profit in the quarter. Gross profit for the nine months was $89.7 million, a decrease of $3.6 million from $93.3 million in the previous year.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter were $20.2 million, up $3.5 million from the corresponding period in the prior year. The negative impact of the appreciation in the Canadian dollar against the U.S. dollar plus incremental expenses from the acquisitions of Temco Fireplace Products and Century Heating Products and additional infrastructure costs all contributed to the higher expense levels.

EBITDA before restructuring costs**

Earnings before restructuring costs, interest, taxes and amortization (“EBITDA before restructuring costs”) for the quarter were $10.6 million versus $15.4 million in the corresponding period in the prior year as a result of the lower gross margins and higher operating expenses. EBITDA before restructuring costs, as a percentage of sales, decreased to 8.8% from 12.5% in the third quarter last year. For the nine months to date, EBITDA before restructuring costs was $33.6 million compared to $43.1 million in the corresponding period last year.

**EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense, amortization and restructuring costs as this is a widely accepted measure of a company’s normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period and adding to it interest expense, amortization and income taxes and restructuring costs as follows:

                                           Three Months Ended   Nine Months Ended
($millions)                                 June 26,  June 28,  June 26,  June 28,
                                              2004      2003     2004      2003
                                          ___________________________________________
   Net income for the period                  (0.5)      7.3      3.8      20.7
   Restructuring costs                         7.5        -      15.4        -
   Amortization                                3.0       2.9      8.9       8.3
   Interest income                              -         -      (0.2)     (0.1)
   Interest expense                            2.2       1.5      6.4       4.1
   Income taxes                               (1.6)      3.7     (0.7)     10.1

                                          ___________________________________________
EBITDA before restructuring costs             10.6      15.4     33.6      43.1
                                          ___________________________________________

EBITDA before restructuring costs are not recognized measures for financial statement presentation under GAAP. Non-GAAP measures (such as EBITDA before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers.

Restructuring Costs

In connection with the Company’s previously announced restructuring, the Company incurred $7.5 million in restructuring costs during the quarter.

Interest Expense

Net interest expense was $2.2 million for the third quarter, which was $0.7 million higher when compared to the corresponding period in the prior year, due to the higher fixed interest rate on the Company’s senior unsecured notes.

Net Bank Debt***

Net bank debt at June 26, 2004 was $136.3 million, up $23.5 million from fiscal 2003 year end due primarily to higher working capital requirements. CFM was capitalized *** as at June 26, 2004 with net bank debt to total capitalization of 36%, as compared with 35% as at June 28, 2003.

***Net bank debt is defined as bank debt (current and long-term), plus bank indebtedness, plus senior unsecured notes payable less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders’ equity. Capitalization is presented as a measure of the Company’s total financing structure.

Net bank debt is not a recognized measure for financial statement presentation under GAAP. Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers.

Debt Facilities

The agreements governing the Company’s senior unsecured notes and its bank credit facilities contain covenants requiring the Company to maintain a ratio of consolidated funded debt to consolidated EBITDA for the trailing twelve month period below certain specified levels. As a result of the restructuring costs incurred during the current fiscal year, the Company did not comply with these covenants as of the end of the third quarter. The Company and its banking syndicate, as well as the holders of the senior unsecured notes, are in the process of negotiating certain amendments to the applicable agreements to increase the specified thresholds, effective the end of the third quarter in order to cure this non-compliance.

Financial Statements

The outcome of the Company’s negotiations with its lenders as referred to above may affect the format of CFM’s third quarter financial statements. CFM anticipates completing its negotiations with its lenders and approving and releasing its third quarter financial statements by the end of August, 2004.

Weighted Average Shares Outstanding

The weighted average shares outstanding during the quarter ended June 26, 2004 decreased by 249,000 shares to 39,906,000 as compared to 40,155,000 shares outstanding during the third quarter of fiscal 2003. The decrease is primarily the result of shares repurchased and cancelled during the prior quarter net of shares issued on the exercise of stock options. On a year-to-date basis, 693,400 shares have been purchased under the Normal Course Issuer Bid at an average price of $7.73 (Cdn $10.28).

2005 Outlook

In spite of the challenges faced by the Company this year, CFM is on track to achieve strong results next year. The restructuring programs will be completed by the end of fiscal 2004 and the Company is gaining business at key customers for next year. As a result of the activities carried out this year, and the additional platform that has been built, the Company expects profitability growth in 2005.

Incremental Product Placement

CFM also announced today that it has secured significant product placement with key mass merchant customers which is anticipated to translate into a large incremental increase in sales in 2005. Based upon forecasts from these customers as to the expected level of sales of these products, CFM anticipates incremental revenue from its product placement to be in excess of $100 million.

Earnings Guidance

As a result of the decreased earnings in the third quarter as well as increases in steel costs and continuing infrastructure spending required to support growth, which CFM expects to incur in the fourth quarter, CFM will not achieve its previously issued earnings expectations for the fiscal year ended October 2, 2004.

*********

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, steel availability and pricing, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM’s Annual Information Form dated February 9, 2004 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of August 5, 2004 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbecues, barbecue parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea.

FOR FURTHER INFORMATION CONTACT:
COLIN M. ADAMSON	J. DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777